September 24, 2008

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Re:   Upright Investment Trust

              (the “Trust” )

         Upright Financial Corporation

              (the “Adviser”)

Dear Ms. DiAngelo,

This is to respond to your comments dated August 6, 2008.

Thank you for your thorough audit of Upright’s financial reports and filing records.  Please review the enclosed clarifications/explanations and kindly let us know if you need additional information.  We acknowledge your observations as the opportunity to further improve our internal processes.  We sincerely hope that our response meet your expectations.

Please do not hesitate to contact me for further discussions.

Sincerely,

David Chiueh

President, Upright Financial Corporation

1.

Form 40-17g

It is a simple honest mistake that Form 40-17g has not been filed.  We got the insurance bond every year and filed the document in our own binder.  We were not aware of that we were supposed to file it with SEC.  SEC did not point it out during 2005 inspection.  We took the corrective action to file it immediately, on August 15,2008 and will continue to file the form in future.

2.

Form N-SARB filed on 11/29/07

We have discussed the matter with our independent registered public accounting firm and concluded that the discrepancy was a typographical error and the dates should both be November 28, 2007.

We have filed N-CSR/A on September 19, 2008 to reflect the correct audit opinion date.

3.

Form N-PX

Our Board of Trustee had discussed and decided that Upright Financial Corporation would not participate in Proxy voting in the future.  Therefore, we did not filed From N-PX since

06/30/2005.

If SEC deems filing N-PX necessary, we will resume the filing going forward. We filed N-PX on August 21, 2008. We will continue to file N-PX every year before or on due date.

4.

Form N-Q

Corrective Action: We will follow your instruction for future filing.

5.

Annual Report filed on Form N-CSR for the fiscal year ended September 30, 2007

The misunderstanding is due to the unspecified time period.  The last statement in the opening paragraph described “For calendar year 2007 from January 1 to September 30, Upright Growth Fund produced 6.77% compared to S&P 500 7.65%.”  The “less than one percent” clause should have been qualified with “from January 1 to September 30” or “in the first 9 months of the calendar year”.

6.

Statement of Assets and Liabilities

The accrual of Registration Fee is higher than the expense.  It is because of the following reasons.

a.

Transfer Agent has paid for the registration fee upfront on our behalf.  We accrued $350 for the future reimbursement to Transfer Agent.

b.

New York State collects the registration fee only once every 4 years.  We accrued $100 annually for 4 years totaling $400 for the future payment.

c. Occasionally we expand to register with additional states, thus we wanted to reserve some budget for unexpected fees.

The accrual of Trustee Fee is higher than the expense. It is because that in anticipation of additional meetings/hours/work efforts by the Trustees, we accrued a bit higher than the amount based on historical expenses.

7.

Statement of Operations

The actual Advisory fee paid was $123,479.

The difference of the actual paid amount and the calculated due amount to Advisor, $124,600 is $1,121.  The reason for the difference is due to withdrawal timing.  The minor difference does not impact the NAV nor has any material impact to our accounting accuracy. SEC Staff Accountant who performed an onsite audit was satisfied with the same explanation in 2006.

We would like to emphasize our accounting accuracy in the calculation of the daily Advisor fee.  Here is an example:

The total asset of NAV on 9/30/2007 is $8,686,705.08.  The annual Advisor Fee percentage is 1.5%.  The daily fee calculation is:  $8,686,705.08 * 1.5% / 365 days = $356.98.  The daily fee is always within 1% variance of $357.

We will be more than happy to provide the daily calculation entries and the quarterly withdrawal data if necessary.

We disclosed in the notes that Advisor fee is calculated at an annual rate of 1.50% its daily net assets.

Notes to Financial statements – Item 4:  “ Pursuant to its Investment Advisory Agreement with the Fund, the Adviser is entitled to receive a fee, calculated at an annual rate of 1.50% of its daily net assets.”

8.

Statement of Changes in Net Assets

Corrective action: We will change the note in future filing.

The Fund has no undistributed net investment income, undistributed capital gains (losses), or accumulated distributions in excess of net investment income for each of the periods presented.

9.

Notes to Financial Statements

We try to enhance the fair value language as below.

Investment Valuation

i.

Listed Securities – Common stocks that are listed on a securities exchange are valued at the last quoted sales price on the day the valuation is made.  Price information on listed securities is taken from the exchange where the security is primarily traded. Common stocks which are listed on an exchange but which are not traded on the valuation date are valued at current bid prices.

ii.

Unlisted Securities—Unlisted equity securities for which market quotations are readily available and securities which will mature in more than or exactly 60 days are valued at the latest bid prices furnished by an independent pricing service. Short-term instruments with a remaining maturity of 60 days are valued at the amortized cost, which approximates market value. All price valuations are made open to clients upon request, and are determined by the Upright Investment Trust in accordance with procedures advised by the Board of Directors. Upright and the Board of Directors will take the recommendation of an independent pricing service for verification of fair value pricing of all unlisted and unquoted securities.

a.

Fair Value Pricing— The designated independent pricing service, which may be the Valuations Group, which specializes in non-marketable securities, will valuate each unlisted security’s fair value based upon the guidelines established by IRS Revenue Ruling 59-60.  These determining guidelines include the nature of the business and the history of the enterprise, the economic outlook in general and the condition and outlook of the specific industry in particular, the book value of the stock and the financial condition of the business, the earning capacity of the company, the dividend paying capacity of the company, whether or not the enterprise has goodwill or other intangible value, the sales of the stock and the size of the block to be valued, and he market price of stocks of corporations engaged in the same or a similar line of business having their stocks traded in a free and open market, either on an exchange or over-the-counter.

b.

Effects of fair value pricing—The use of fair value pricing has the effect of valuing a security based on the price a Fund might reasonably expect to receive if it sold that security, but does not guarantee that the security can be sold at the fair value price. The Funds may invest in securities that are neither listed on a stock exchange nor traded over-the-counter, including privately placed securities. Investing in such unlisted securities, including investments in new and early stage companies, may involve a high degree of business and financial risk that can result in substantial losses. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund, or less than what may be considered the fair value of such securities. Further, companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements that might be applicable if their securities were publicly traded.

Disclosure of the tax basis components of distributable earnings

There is no undistributed ordinary income.  The fund has no undistributed long-term capital gains. The capital loss carryforwards was disclosed in Notes to Financial Statements Item 2. (b) – Federal Income Taxes.  The unrealized appreciation/(depreciation) amount was disclosed in Notes to Financial Statement Item3.

For future filing, we will follow the Audit Guide of Investment Companies, AAG 7.34D.  We will disclose the tax basis components of distributable earnings as of the most recent tax year-end: undistributed ordinary income, undistributed long-term capital gains, capital loss carryforwards and unrealized appreciation/ (depreciation) in one single note.

Administration fee

For the same reason of lag in withdrawal timing, the Administration fee due to the Fund Administration Fee and the actual withdrawal is different by $336.

10.

Fund Expenses

We will modify the language in our annual report as you suggested.

Corrective action:

 a. Example – We will add the following disclosure in the annual report:

     “This Example is intended to help you understand your ongoing costs (in dollars) of investing I the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

     b. Actual Expenses – We will add the following numerical example in the annual report.

     “ (for example, an $8,600 account value divided by $1,000= 8.6)”

c. Hypothetical Example for Comparison Purposes – We will add the following disclosure as suggested.

Please note that the expenses shown in the table are meant to highlight ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees.  Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

11.

Form N-CSR disclosure items

Except the first year of the fund’s introduction, there have been no waivers.  We decided to leave N-CSR, Item 2(c) intact.

   (e) (2) Services included in (b)- (d) are approved as necessary pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.  However, no such services were rendered.

12. Proxy Voting Policies and Procedures

    The fund has documented proxy voting policies and procedures.  We will include the following disclosure in our annual report.

    (4) Statement Regarding Availability of Proxy Voting Policies and Procedures. A statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov.

The fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.